Exhibit 96.1

Cooljarloo Technical Report Summary

TRONOX

1 Executive Summary

The Cooljarloo project was established in 1988. The total project involved a mine, wet concentrator and infrastructure at Cooljarloo, a mineral separation plant and synthetic rutile plant plus infrastructure at Chandala and a titanium dioxide pigment plant at Kwinana. The synthetic rutile plant is fed with ilmenite primarily from the MSP and the pigment plant then fed primarily with feedstock from the SR plant. The ore body is made up of conventional mineral sands strandlines and eminently suited to dredge mining and gravity concentration. The project currently operates within a 21 year mining lease, set from 2020, that is held 100% by Tronox Management Limited, a wholly owned subsidiary of the Company. There are an additional 2 mining leases that cover the Cooljarloo West mine life extension project and Tronox also holds a number of exploration leases nearby to the operations.

The current reserves are 361Mt tonnes at 1.8% HM grade, which gives a further 19 years of life. Current resources, additional to the reserve tonnage, are 292Mt tonnes at 1.5% HM grade.

2 Introduction

This report has been prepared by Tronox Holdings Plc in compliance with the U.S. Securities and Exchange Commission's modernization of reporting rules for geological resources and reserves for the Cooljarloo /Cooljarloo West deposits located in Western Australia.

Information used to support this technical summary of the geology includes the annual Resources and Reserves report, the original project Definitive Feasibility Study, the current Life of Mine Plan and various other relevant study documents listed in the references section of this technical report.

A Qualified Person visits the Cooljarloo mine site on at least a monthly basis. Discussions with site management on resource utilisation and optimisation opportunities are also completed regularly. Visits to the drilling areas are completed, at a minimum, on a quarterly basis.

3 Property Description

Tronox Management Pty Ltd is a subsidiary of Tronox Holdings plc and is the operator of Tronox Northern Operations which includes:

- Cooljarloo Mine, 170 kilometres north of Perth, where heavy mineral concentrates are produced from dredge mining operations
- Cooljarloo West deposits, which conjoin the Cooljarloo Mine operations
- Chandala Processing Plant, 60 kilometres north of Perth, where the heavy mineral concentrates (HMC) are separated into saleable mineral products and also where ilmenite is further upgraded to synthetic rutile.
- The laboratory and mineral testing facility is also located at the Chandala site

See Figure 1 on next page.

Mining tenements in Australia are managed at the State or Territorial level. In Western Australia, Mining Leases, Exploration Licenses and Retention Licenses are granted and administered by the Western Australian Department of Mines, Industry Regulation and Safety.

Tronox operates under three (3) mining leases which are 100% held by Tronox Management Pty Ltd., a wholly-owned subsidiary of Tronox Holdings plc, and shown in Table 1 below.

Table 1: Mining Tenement Schedule

Region	Tenement	Tenement Type	Area (Ha)	Grant Date	Expiry/ Renewal Date	Commitment US$/a	Rent U$/a	Status of Rights
Cooljarloo	M70/1398 *(Previously MSA 268)*	Mining Lease	9,744	02-Mar-2020	01-Mar-2041	701,600	138,900	Active Mining Lease
Cooljarloo (West)	M70/1314	Mining Lease	3,782	18-Mar-2015	17-Mar-2036	272,300	53,915	EPA approval pending
Cooljarloo (West)	M70/1333	Mining Lease	420	04-Apr-2016	03-Apr-2037	30,310	6,000	EPA approval pending

Tronox has one active mine site that was originally controlled by a State Agreement Act with the State of Western Australia. The mining lease (MSA 268) for this area was a State Agreement Act lease which was originally granted in 1989 for a period of 21 years and was extended for a 10 year term which expired in 2020. MSA 268 was replaced by a standard Mining Lease (M70/1398) which will expire in 2041.

COOLJARLOO TECHNICAL REPORT SUMMARY

TRONOX 1

COOLJARLOO TECHNICAL REPORT SUMMARY 2 Figure 1: Location of Western Australian Operations

COOLJARLOO TECHNICAL REPORT SUMMARY 3 Cooljarloo West is located within Mining Leases 70/1314, 70/1333 and 70/1398. Granting of rights to mine are pending environmental approval. The minerals in Western Australia belong to the Crown (the State of Western Australia) and Tronox is obligated to pay a 5% revenue- based royalty on saleable mineral products. This is factored into the valuation models and optimisations conducted by Tronox. A private royalty of 10c/t of VHM is paid for a portion of the northern section of the Cooljarloo tenement. Based on the current mine plan, mining in this royalty agreement area will cease by 2025 and the amounts paid are not material to the business. On Mining Lease 70/1333 Tronox agrees to pay the previous holder of the exploration lease a royalty of 1% of a previously agreed price for each tonne of Valuable Heavy Mineral recovered from the Mining Lease. The cost will also be immaterial to the business. 4 Accessibility The project area is approximately 90m above sea level and characterised by low-lying weathered sandplains dominated by Banksia, Tuart and Sheoak, while swamp environments exhibit Paperbark. Maximum temperatures occur during the summer months ranging between 35°C and 18°C. Winter months produce the lowest average temperatures, ranging from a maximum of 18°C and a minimum of 7°C. The area experiences an average of 540 mm of rain per year, with the majority of rainfall occurring in winter. The nett annual evaporation rate is close to 2 metres per annum. Surface soils consist primarily of coarse alluvial material, and generally display very low clay (1%) and silt (1-2%) content. Soil is non-sodic and nutrient deficient with low moisture retention capability. Both Mine and MSP sites are easily accessed. Infrastructure availability is disclosed in Item 14. 5 History Cooljarloo The Cooljarloo tenements were originally pegged in 1972 by Kamilaroi Oil Company following the discovery of the Eneabba Deposits. They were subsequently obtained by Yalgoo Minerals Pty Ltd and Tific Pty Ltd in 1985 which became part of TiO2 Corporation NL (TiO2). In 1988 prior to mining commencing, the Cooljarloo Joint Venture was formed between Kerr-McGee Chemical Corp and Minproc Ltd, subsequent reorganizations of both partners led to 100% ownership under Tronox in 2012. No geological data generated by owners prior to the formation of the Cooljarloo Joint Venture is in use. Cooljarloo West In 1990 drilling by Peko Exploration Ltd delineated a zone of deep low grade mineralisation but further drilling failed to intercept economic mineralisation. The tenements were relinquished in 1992. Image Resources later pegged the area which were acquired by Tronox in 2005. Drilling completed by Tronox in 2007 delineated the deposits named Woolka Road, Harrier and Kestrel and Resources and Reserves are based only on data generated by Tronox.

6 Geological Setting, Mineralisation and Deposit

Tronox's deposits are situated in the North Perth Basin, which forms part of the Swan Coastal Plain and a shown in Figure 2 below.

Figure 2: Regional Geology over Elevation


310000
320000
330000
340000
350000
360000
370000
380000
6640000
6630000
6620000
6610000
6600000
6590000
M 70/1398
M 70/1314
M 70/1333
N
0 3 6 12 18 24
Kilometers
Legend
Cooljarloo Mining Leases
Interpreted Bedrock Geology
Coolyena Group
Coolyena Group
Osborne Formation
Warnbro Group
Leederville Formation
Parmelia Group
Parmelia Group
Otorowiri Formation
Jurassic Sedimentary Rocks
Yarragadee Formation
Cadda Formation
Cattamarra Coal Measures
Eneabba Formation
Triassic Sediments
Lesueur Sandstone
Kockatea Shale
Woodada Formation

The Plain sediments unconformably overlie older Mesozoic sediments deposited in continental and marine environments forming a platform on which the Cainozoic sediments accumulate. The shallow Cainozoic sedimentary sequence which hosts the commercial heavy mineral deposits are a result of a sea incursion and regression which resulted in a sequence of marginal marine and paralic sediments being deposited as far as 30km inland to the sea cut scarp.

At the Cooljarloo area this coastal plain is covered by the Bassendean Sands, the Guildford Formation and the Yoganup Formation which are predominantly all unconsolidated sediments.

Tronox's Resources are marine shoreline strands and the location and style of mineralisation is affected by the sedimentary processes which gave rise to them. The base and western (shoreward) margins tend to be discrete as these are a wave cut platform or similar coastal notch. They tend to be elongate shapes with lengths of up to 12km and lateral width of 100-300m and thicknesses of up to 10 metres (Figure 3 and Figure 4). The strands tend to be gently curved and can be interrupted by later erosion by cross-cutting surface water systems.

COOLJARLOO TECHNICAL REPORT SUMMARY

TRONOX 4

COOLJARLOO TECHNICAL REPORT SUMMARY 5 Figure 3: Interpreted Strandlines Figure 4: Typical Cross Section for Cooljarloo deposits

COOLJARLOO TECHNICAL REPORT SUMMARY 6 On a smaller scale, the mineral grades and grain-sizes are controlled by the original beach face energy, with higher zircon and rutile proportions in the HM suite with coarser grain-size as the energy increases. The deposits are all Tertiary/Quaternary and therefore have only slight post-depositional tectonism, such as regional uplift and tilting, meaning that units can be followed with some confidence. 7 Exploration There is no relevant exploration work to disclose. 8 Sample Preparation, Analyses and Security Drilling Reverse circulation “aircore” drilling is completed using a small Landcruiser mounted drill. This style of drilling suits the soft sand ground conditions, and the drilling is relatively shallow (20-50m) and very rapid (30-45 minutes per hole). Holes are drilled vertically using three metre NQ size rods, giving a nominal hole diameter at the bit of 83 mm. Drill samples are collected in one metre continuous intervals from surface. The drill sample return is captured through a cyclone to separate the air and reduce sand/slurry velocity which is then passed through a rotary splitter. All samples are sent to the Tronox’s internal laboratory for heavy mineral analysis by Tetrabromoethane (TBE). Figure 5 shows the drilling density over the interpreted strandlines that are part of the future mine plan. Previously mined areas have been excluded. TBE Analyses The total sample supplied from the field is dried, weighed and screened at 1mm. The remaining sample is wet attritioned and washed to remove sub 63 µm clay fines. 100g of the -1 mm +63 µm fraction is stirred into a separating flask containing Tetrabromoethane (TBE) to obtain a heavy mineral (HM) sink. The TBE density is regularly monitored to ensure minerals of less than 2.96 gcm-3 float. The weight of washed HM sinks are then used to calculate the heavy mineral content as a percentage of the original sample weight (HM%). Assay data is returned from Tronox’s laboratory in digital format and merged into a relational database. Mineralogical Analyses Tronox uses a mineralogy-based analysis technique, MA98, which was developed to provide an effective mineralogical estimation and can be completed entirely within the Chandala Assay Laboratory. The process is completed on composited HM sinks derived from TBE Analyses. TBE sinks from similar geological domains and strands are composited together in order to achieve a minimum starting weight of approximately 100g for the mineral assemblage technique. The MA98 process uses magnetic and electrostatic separation and XRF oxide determinations to reflect the mineral makeup as well as processes within the Mineral Separation Plant. The procedure uses a semi-lift induced roll magnet to separate the sample into three fractions; Mags1, Mags2 and Non-Mags. Each fraction is analysed by XRF in Tronox’s certified laboratory and a Mags1 subsample is further sized and separated by Coronastat with a separate XRF analysis and wet chemistry assay for ilmenite characterisation. These various results are then integrated by a series of mathematical algorithms that estimate the mineral composition of a sample based on the sample’s oxide composition. The sum of squared errors gives a good measure of confidence in the algorithm’s accuracy. Currently the algorithm estimates the concentration of 18 different minerals, based on ten different oxide analyses and the three magnetic response fractions. The MA98 algorithm provides information in addition to mineralogy, including TiO2 and Fe2O3 grades of ilmenite and leucoxene, and concentrations of weakly magnetic zircon and kyanite. Other ore assessment procedures used by Tronox provide for modelling of orebodies by mineral sizings, and FeO and U+Th in ilmenite. The same process is used by the metallurgical teams for daily plant control and for month end plant balances, so the system is robust and calibrated against production.

COOLJARLOO TECHNICAL REPORT SUMMARY 7 Figure 5: Drill Holes over Annual Strips within the Life of Mine

COOLJARLOO TECHNICAL REPORT SUMMARY 8 9 Data Verification Duplicates Duplicate samples are collected from a designated depth from each hole drilled on a frequency of 1 in every 40 metres drilled. The duplicates are collected by the drilling offsider from the riffle splitter at the same time the original sample is collected. The samples are set aside and dispatched to an independent external laboratory. The correlation between the Tronox Laboratory assay and the Western Geolabs duplicate is good. Of the 8379 samples checked with HM grades ranging from 0.01% to 42.43% the mean HM difference was 0.05%, the difference in standard deviation was 0.03% and the correlation coefficient between the two sets of data was 0.95. The small offset in mean HM grade is due to known minor differences in assay technique. Standards The drill loggers insert a standard sample at the end of the drill hole for processing at the Chandala Laboratory. The current standard uses Cooljarloo South mine concentrate and externally sourced clean sand with low clay fines and low oversize. The standard samples have been constructed in bulk by an external party. At two standard deviations, the results are within 4.4% relative to the expected HM value Regular internal and external audits of reserve and resource estimation processes are done in a staged manner, where some key steps are evaluated each audit rather than the whole at once. In 2018, an audit of drilling, sampling and assay methodologies was conducted by an independent expert. The results confirmed that practices are consistent with industry standards. Additional verification of drill data is completed regularly based on quarterly and annual reconciliation studies using production data. Reconciled quarterly heavy mineral feed grades from 2017-2020 were 1.9% higher than the estimated in ground grades and is an accurate outcome. Based on the data validation techniques deployed, the Qualified Person confirms that the accuracy of the mineralisation assays is in line with industry standards and is suitable to support estimates of Resources and Reserves. 10 Mineral Processing and Metallurgical Testing Thirty + years of mining and processing mineral from the Cooljarloo field along with production forecast modelling techniques and extensive ore characterization work on domain composites provides substantial and suitable recovery information. As the project has been in the production phase for so long, the original testwork and performance estimates have been superseded by known fact. The current forecasting methods used are industry standard. 11 Mineral Resource Estimates Resources and Reserves at Cooljarloo/Cooljarloo West are modelled using ellipsoid inverse distance cubed weighting. The models contain estimates of all valuable minerals and the deleterious trash minerals, plus key elemental contaminants to major minerals like U+Th in ilmenite and metallurgical recovery factors such as grain sizing. These are then uploaded into the scheduling software, Xpak and finally uploaded into forecasting software, PBCS. Mineral Reserves are subsets of Resources having used the same modelling processes but with a higher financial outcome metric applied. The dates of the Mineral Resource and Reserve estimates for Cooljarloo and Cooljarloo West, and shown in this Technical Summary, are as of December 31, 2021. Geological Modelling A model of the different geological domains is generated using mine planning and modelling software, Vulcan. Geological and assay data collected during logging are displayed on graphical sections and unit boundaries/layers are digitised at 50-200m spaced intervals in a north-south sectional orientation, depending on the location and drill spacing. The digitised strings are then joined together to create wireframe surfaces which are used during the estimation process of the “Background” material, that is, the material not bound by interpreted strandlines (Figure 6). The strand wireframe interpretations are generated in a very similar manner to the geological wireframes. A nominal cut-off grade of 0.8% HM is generally applied in order to create realistic shaped mineralised strands for estimation, which have priority over the background layers. These domains are later used to constrain variograms and block model grades. Variography Variography is completed for all domains to determine anisotropy and to set search ellipsoid parameters. Typical variogram ranges are greater than 80 metres across the strand and several hundred metres along strand strike. Block Model Construction Block models are created in Vulcan using a parent block size that is selected using Neighbourhood Analysis once variography is complete. Sub-celling is employed at domain boundaries to allow adequate representation of the domain geometry and volume. The sub-cell size is typically half the parent block size. .

Figure 6: Geological Layers and Interpreted Orebody Section at Cooljarloo


Land Surface
75L
Dune Layer
Land Surface
Clay/Mineralised Layer
Interpreted Strand
50L
Basement Layer
342650E
0 40m 80m 120m 160m 200m
Section Facing 327 degree NNW
Vertical Exaggeration 8:1

Grade Estimation

The estimation of block grades is completed using the estimation codes and applied hard boundaries to all domains. Inverse Distance Cubed (ID3) is undertaken for heavy mineral, clay fines, oversize and mineral assemblage data. A minimum of two passes is undertaken for all domains.

Capping Values

No high-grade capping is applied to the resource estimation, however other estimation parameters control the influence of extreme high values.

Density

The bulk density for the reported resources are calculated from core samples recovered from the ore bodies. Density increases with increasing HM content and this is allowed for in a sliding formula which is applied to each ore block; Density = 1.87 + (HM*0.0092).

Density is cross-checked via monthly reconciliations against production and has not needed to be altered for many years.

Block Model Validation

Block grade estimates are validated primarily by statistical analysis and also a visual comparison to the input drill hole data.

Optimisation

The optimisation process uses mining and revenue parameters to generate a mining outline based on accumulating cash positive subset areas within the block model. A cash positive area is where revenue from dry mill products exceeds the cost of mining that area and processing the resultant concentrate.

The optimisation process is repeated using different revenue factors to create a series of nested shells.

The top of ore and bottom of ore surfaces are created for each of the revenue factors. These are then run through Vulcan again to generate tonnes and grade, whilst ensuring that mined out and sterilised areas are removed from the tonnes. Mining block sequences are created for each of the shells ore tonnes and mineral assemblage information as well as mining and processing costs.

Modifying Factors

In the resource optimisation modifying factors including recoveries, ore loss assumptions, operating costs and mineral sales pricing are used to seek the maximum value for a column of mineralization.

Cut-Off Grades

The long term mine plan and reserve estimates are derived from detailed techno-economic models created from geological, mining and analytical databases, and optimized with respect to anticipated revenues, and costs. Cost assumptions are developed from our extensive operating experience and include mining parameters, processing performance, and rehabilitation costs. Predicted mining and processing metrics are reconciled with actual production and recovery data on a monthly basis.

Models are updated as necessary and used to determine ore boundaries based on economic assumptions.

The nominal cut-off grades used to calculate resources are generally 1% HM. This is between the breakeven grade for the minerals production side of the business and the marginal cost grade where material needs to be moved and it is cheaper to dredge and process it than extract it with earth moving equipment and truck it the tailings dump. Actual cut-off grades applied in resource estimates can vary according to a number of factors, such as overburden: ore ratios and HM assemblage quality.

Classification of Resources is based on:

- Drill density
- Survey method and accuracy
- Drilling method and sampling interval
- Continuity of mineralisation and geological units
- Reliability of assay method and mineralogical information
- Frequency and results of QA/QC data
- Initial financial assessment from optimisation

COOLJARLOO TECHNICAL REPORT SUMMARY

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Tronox relies on constraining grade variation by drilling on progressively tighter grid patterns. Initial exploration results for Inferred Resources will generally be assessed on a drill hole grid spacing of 400x80m, 400x160m or 600x160m. All holes are sampled at 1m intervals. For the style of mineralisation being investigated (strandlines) this will generally produce 3 or 4 line intercepts which confirms approximate width and strike but may be open ended.

Indicated Resources are most commonly reported based on a 100 x 80m grid or 200x80m grid, though depending on the width of strand this may be varied to a 200x20m or 200x40m grid. This will generally constrain the strands limits, confirm strike across several line intercepts and provide good confidence of grade variability.

Measured Resources use a 50x40m grid with closer infill near boundaries. Thinner, high grade strands may require closer spaced 50mx20m grid before being considered Measured. This will constrain volumes over many drill sections intercepts, provide confident grade variation control over multiple internal populations and provide adequate lithological information for mining criteria.

The mineral assemblage assays are applied on both downhole composites and along section composites within geological domains. Typical variogram ranges are greater than 80m across the strand and several hundred metres along strand strike.

The initial financial assessment from optimisation, as well as grade tonnage curves, also aid in the classification of Resources and Reserves. Figure 7 below outlines the physical location of the resources in relation to the reserves. There is little physical reason why some or all of those resources might not be mineable with the existing dredges and concentrator. Additional resource definition is needed.

The categorisation of resources is made based on the judgements of the Qualified Person, in consultation with the mining development engineer and resource geologist.

Tronox uses breakeven contribution as a guide to cut-off determination rather than just grade. This allows for the polymetallic nature of the resource and the broad mineralization of surrounding areas. As costs change over time and long-term revenue values change, new reviews are conducted which may lead to a different shell becoming optimal.

A summary of Mineral Resources as of December 31, 2021 are included in Table 2.

Table 2: Summary Mineral Resources at December 31, 2021

	Measured mineral resources					**Indicated mineral resources**					**Measured + Indicated mineral resources**					**Inferred mineral resources**	
	Material (Kt)	HM%	Mineral Assemblage			Material (Kt)	HM%	Mineral Assemblage (% of HM)			Material (Kt)	HM%	Mineral Assemblage (% of HM)			Material (Kt)	HM%
Heavy Mineral Sands			Ilmenite	Rutile and Leucoxene	Zircon			Ilmenite	Rutile and Leucoxene	Zircon			Ilmenite	Rutile and Leucoxene	Zircon		
Cooljarloo	10,254	1.5	58.7	7.7	9.7	201,517	1.6	61.6	6.2	10.1	211,770	1.6	61.4	6.2	10.1	-	-
Cooljarloo West						80,293	1.3	60.7	8.5	11.6	80,293	1.3	60.7	8.5	11.6	-	-
Total	10,254	1.5	58.7	7.7	9.7	281,810	1.5	61.4	6.7	10.5	292,063	1.5	61.3	6.8	10.4	-	-

**N.B. Resources are Exclusive of Mineral Reserves*

The Qualified Person considers the data validation and geological modelling processes in addition to monthly and annual reconciliations between forecast grades and actual mined grades confirms that the mineralisation estimates are in line with industry standards and is entirely suitable to support estimates of Resources.

12 Mineral Reserve Estimates

Mineral reserves are essentially subsets of resources having used the same modelling processes but with tighter scrutiny and application of the various modifying factors as well as a higher financial outcome metric being applied. The nominal cut-off grades used to calculate ore reserves are generally 1.3% HM which is close to breakeven. Actual cut-off grades applied in reserve estimates can vary according to a number of factors such as overburden: ore ratios and HM assemblage quality.

The reserves as of December 31, 2021 are shown in Table 3 below.

Table 3: Summary Mineral Reserves as of December 31, 2021

	Proven mineral reserves					**Probable mineral reserves**					**Total mineral reserves**				
	Material (Kt)	HM%	Mineral Assemblage			Material (Kt)	HM%	Mineral Assemblage			Material (Kt)	HM%	Mineral Assemblage		
Heavy Mineral Sands			Ilmenite	Rutile and Leucoxene	Zircon			Ilmenite	Rutile and Leucoxene	Zircon			Ilmenite	Rutile and Leucoxene	Zircon
Cooljarloo	230,730	1.7	61.1	7.7	10.5	-	2.0	-	-	-	230,730	1.7	61.1	7.7	10.5
Cooljarloo West						130,492	2.0	60.5	8.3	12.3	130,500	2.0	60.5	8.3	12.3
Total	230,730	1.7	61.2	7.7	10.5	130,492	2.0	60.5	8.3	12.3	361,230	1.8	60.9	7.9	11.2

1) Mineral prices used in Reserve estimation are substantially in line with the prices for each of our products published quarterly by independent consulting companies
2) Conversion of in ground grade to saleable product yield, taking into account all of the losses in mining and processing, is for ilmenite typically 83%, for rutile 94%, for Leucoxene 66% and for zircon 80%

COOLJARLOO TECHNICAL REPORT SUMMARY

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COOLJARLOO TECHNICAL REPORT SUMMARY 11 Figure 7: Resource in relation to the Reserve outline

13 Mining Methods

Cooljarloo mine commenced operation in 1989 and has operated with 2 dredges in the one pond since 1999 and currently uses (Table 4)

- The original Ellicott Cooljarloo1 dredge and,
- The smaller capacity Neumann built Pelican which was brought into service in 2012.

Table 4: Dredge Parameters

Dredge Parameters	Cooljarloo I	Pelican
Length	65 m	50 m
Width	15 m	12 m
Max Effective Mining Depth	25 m	15 m
Total Dredge Power	3Mwh	1.6Mwh
Dredge Pump Size	28/24	16/14
Max Mining capacity	3000tph	1000tph

The bucket wheel dredges operate in a purpose-built pond which sits within the ore mining limit. They are connected to a floating concentrator via floating pipelines and high voltage (HV) cables for power. The dredge pond typically sits at or slightly below the natural ground water table level so there is a high degree of ground water inflow to maintain the pond. Losses of pond water are associated with clay fines management, concentrate stockpiling and natural evaporation. An extensive network of shallow bores around the site are used to make up for the losses.

The pond has an area typically 30Ha. The dredges swing side to side in an arc pivoting around a spud driven into the pond bottom and wire winch rope side anchors buried in the pond walls. After the initial mining of the full face and advance distance, Cooljarloo 1 will retreat back and do a clean-up sweep of the floor where it pumps all the loose ore that was not initially picked up when mining at the face.

Typical relationships between the two dredges and the floating concentrator are shown in Figure 9.

The Concentrator is connected to land through a pump pontoon via floating pipelines and HV cable. After both dredges and the Wet Concentrator have reached the full extent of their float line length, a ramp move is done. Depending on the width and depth of the dredge pond this relocation is done approximately every eight to twelve weeks as the full dredge face advance is approximately 110 metres per month. The total forward advance distance of the dredge pond since start-up is 40km.

Ore mined is pumped as a slurry to a rotating trommel where a small amount of oversize rocks and debris are rejected back into the dredge pond. The sand drains into a surge bin where it is diluted with water and pumped to the wet gravity concentrator circuit. Both dredges pump their feed simultaneously to the wet concentrator. However, depending on the surge bin level the dredges adjust their feed accordingly to keep the bin level stable.

Figure 8: Pelican (foreground), Cooljarloo 1 (mid ground) and Concentrator (background)



COOLJARLOO TECHNICAL REPORT SUMMARY

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12

COOLJARLOO TECHNICAL REPORT SUMMARY 13 To establish where in relation to the mine plan the dredges are mining, there are GPS receivers on both dredges and Wet Concentrator that records location, dredging depths and swing distances. Information such as run time throughput, pumping density along with other production data are also recorded on each dredge and the wet concentrator. Mining plans are established using a grid method known as centrelines, which are loaded into the dredges GPS systems. The plan is visible to the operators as to which centreline they will be mining on each shift. The dr3dx GPS software helps the operator track location and dredging depth in relation to the plan and other performance data. In the planning phase a range of resource shells are generated based on business requirements. These shells are generated using a Tronox in-house Visual C++ optimization script and variations of the revenue factor. The output for each run is a set of point data for the optimised top, bottom and extremities of ore. For the chosen shell, these points are uploaded into the site mine planning design software Vulcan where they are smoothed out for mining practicality as well as adding crest and toe strings to form the pit walls at an angle based on the general ore characteristics. Overburden removal is by truck and shovel and is carried out by contractor. Over the life of mine, overburden quantity averages 5Mbcm/annum. Any high overburden faces are extracted in 4 metre benches. Pit wall slopes are typically 30 degrees but can be up to 45 degrees in areas of higher clay content. Overburden is generally removed 3 months ahead, exposing enough ore to keep apart the dredges and mining face so as not to compromise safety and production risks. Overburden is usually dumped directly onto the sand tailings beach at the back of the pond, or onto dried out clay-fines cells, to create final landform. Truck types commonly used are Caterpillar 785B and 777’s as well as articulated D400E. Capacity varies from 40t to 150t each. Excavator used is typically a Komatsu PC2000. Most deposits mined at Cooljarloo have little issue with digging conditions and therefore geotechnical work is only performed occasionally. Ground water and surface water flow models are maintained but even in the driest conditions water availability has never been a significant issue. The digging method is such that as the face is disturbed at the toe, using the dredge bucket wheel, the whole face tends to collapse. This material is relatively fluid and easy to pump away. The total tonnage of dilution over the past decade has averaged 4%. However, dilution material typically has a grade in the range of 0.8% HM to 1.2% HM and significantly mitigates the impact. The dredging operation uses approximately 1.5Gl of water per month of which 0.5Gl comes from a shallow bore field network across the site. The rest comes from natural ground water inflow to the dredge pond and returns from off path clay fines thickening cells. In slurrying the ore for primary concentration the clay and silt component become liberated. Once suspended, the clay fines tailings are allowed to settle and pumped to clay consolidating ponds where they dry by evaporation. The current LOM plan annual ore blocks and sequence of annual mining is shown in Figure 10. The cross-country distance travelled by the dredges and trailing concentrator is significant, which requires good planning and execution of site infrastructure relocation.

COOLJARLOO TECHNICAL REPORT SUMMARY 14 Figure 9: Annual Ore Blocks for the Life of Mine Plan

14 Processing and Recovery Methods

Spiral wet gravity concentrators are used for the recovery of VHM at Cooljarloo. The spiral circuit consists of five stages: roughers, middlings, cleaners, recleaners and classifiers. Clay fines are managed by entrapment in sand tailings and natural thickening and removal in the pond. No flocculants are required in the process. The plant spiral circuit layout is set up as two parallel streams as this facilitates steady operation should one dredge be shut down and also facilitates access for unscheduled maintenance events.

The dredges and the concentrator are electrically powered, predominantly consumed by the various pumping duties between process stages. The total power consumption is approximately 9Mwhr with the major power consumers being Cooljarloo 1 dredge at 3Mwh, Pelican dredge at 1.6Mwh and the wet concentrator at 4Mwh.

The operation runs 24 hours per day, 365 days per year and has shift operators, a day crew, maintainers, and sundry support personnel directly employed. Overburden removal and postmining land forming is done by contractors.

Drained HMC at Cooljarloo is loaded by front end loader into 93 tonne triple road trains for haulage to the Chandala Mineral Separation Plant. Haulage of HMC to, and mineral product from, the MSP are managed by a logistics contractor. Both the mine and MSP are based on physical separation processes. There is no need for chemical or physical alteration in order to achieve good product recovery and quality. Attritioning is a critical process step to ensure clean mineral surfaces that are responsive to the electrostatic HT separators. The attritioned HMC is presented by filter belt to a natural gas fired drier that not only removes the moisture but heats the mineral so that it is most responsive to the primary stage electrostatic separation circuit.

The unit operations at the MSP are many and varied but the significant ones are as follows: (1) vibrating and reciprocating woven wire screening, (2) mechanical slurry attritioning, (3) gas fired fluid bed drying, reheating and cooling, (4) HT Roll, Coronastat and Plate electrostatic separators, (5) Rare Earth Drum, Rare Earth Roll, Induced Roll and Semi-Lift magnetic separators, (6) Hydrosizing and (7) spiral gravity and centrifugal jig concentrators

A simplified schematic flowsheet for the Chandala MSP is shown below in Figure 10.

Figure 10: Schematic MSP Flowsheet (Flowsheet needs updating to reflect the one Leu product)


HMC
Attritioning
Slimes
Pre-Screening
Oversize
Dryer 100˚C
Electrostatic Separation - Primary HT Circuit
CONDUCTOR CIRCUIT
NON CONDUCTOR CIRCUIT
Magnetic Separation
Ilmenite Product
Non Magnetics
Electrostatic Separation
Non Conductors
Conductors
Magnetic Separation
Leu Product
Rutile Product
Screening
Coarse
Fine
Magnetic Separation
Magnetics
Staurolite Product
Non Magnetics
Wet Gravity Separation
Quartz Tailings
Zircon Fine
Zircon Coarse
Dryer 80˚C
Electrostatic Separation
Conductors
Non Conductors
Magnetic Separation
Magnetics
Non Magnetics
Screening
Zircon Coarse
Zircon Fine
Coarse Zircon Product
Fine Zircon Product

COOLJARLOO TECHNICAL REPORT SUMMARY

TRONOX 15

Typical saleable mineral product qualities are shown in Table 5 below.

Table 5: Mineral Product Qualities

	Ilmenite	Rutile	Zircon
TiO2 %	60.5-63.0	93.0–95.0	0.08-0.15
Fe2O3 %	32-34	0.7-0.9	0.03-0.06
ZrO2 (inc HfO2) %	0.2	0.5-0.8	66.0-67.0
MnO2 %	1.1-1.4	-	-
SiO2 %	0.6-0.8	0.6-0.85	32.1 – 32.8
Al2O3 %	0.7-1.0	0.25-0.4	0.4-0.6
V2O5 %	0.20-0.25	0.4-0.5	-

The MSP processes all the HMC produced at the mine in that year. Power consumption is 1.9Mwh. The plant has shift operators, a day crew, maintainers, and sundry support personnel directly employed.

15 Infrastructure

The Brand Highway is a major bitumen road running from Muchea, just North of Perth up to Geraldton, a provincial city 450km north of Perth. The road runs just past the Western boundary of the Chandala site and just past the Eastern boundary of the Cooljarloo mine site. It is suitable for all weather and wide loads.

There is a 132kV power line that also runs from Perth to Geraldton and passing near the Chandala site and through the mine site. Tronox has a substation on its property in order to draw and reticulate 22kV power from the sub-station connected to the main high voltage distribution line. At the various locations power is ultimately transformed down to 415V. The same situation exists for Chandala and it gets power from the same main line.

Two gas pipelines run just a kilometre to the West of the Chandala site. They are referred to as the Dampier to Bunbury Natural Gas pipeline (DBNG) and also the Parmelia line which originates just south of Geraldton. The Chandala Mineral Separation Plant currently gets supply for driers and re-heaters from the Parmelia line.

The countryside surrounding both Chandala and Cooljarloo is relatively flat. This made the construction of buildings and fixed plant straightforward. Storage ponds for solid waste from the MSP were able to be made quite shallow only being a few metres above natural ground level.

There is a large freshwater aquifer (Yarragadee) immediately to the west of the Brand highway adjacent to the Chandala site. Tronox has a borefield there to supply the licensed 1megalitre/annum of water that the site requires. Even in times of severe drought, supply from this aquifer has never been at risk. Cooljarloo draws from an extensive field of relatively shallow bores and also an extension of the Yarragadee aquifer. To limit pumping distances, it has been preferable to have multiple smaller bores around the site since the dredging operation has travelled more than 40km within the mining lease area since 1989. Tailings disposal at Cooljarloo is all placed behind the dredging operations and incorporated into rehabilitation. There is a registered waste disposal pit where wastes from the MSP, the Synthetic Rutile plant and from the Kwinana pigment plant are licensed to be stored. That pits are constructed above the water table and are clay lined and when full, capped to minimize the ingress and egress of water.

The Chandala operation utilizes two port facilities. The Port of Fremantle is used for export of bagged and containerized mineral products and the Port of Bunbury is used for bulk shipments. Tronox rents storage and warehousing facilities at or nearby to those sites.

For Cooljarloo there is a new permanent single person's quarters (SPQ), capable of accommodating the majority of the work force. At Chandala, employees and contractors are primarily sourced from the Perth metropolitan area.

COOLJARLOO TECHNICAL REPORT SUMMARY

TRONOX

16

COOLJARLOO TECHNICAL REPORT SUMMARY 17 16 Market Studies The principal commodities titanium and zircon are freely traded, at prices and terms that are widely known, so that prospects for sale of any mineral production are virtually assured. Tronox is among the world’s leading producers of TiO2 based pigments and has the specific strategy of being predominantly vertically integrated. This means that its own mining production will provide the bulk of the titanium feedstock to its 9 pigment plants, located around the globe. Tronox Management Pty Ltd now markets all mineral products sold emanating from the Cooljarloo mine. However with the integrated pigment strategy, this predominantly relates to the range of zircon products and a relatively immaterial amount of sandblasting staurolite product. The Cooljarloo zircon products are highly sought for use in tile ceramics and refractories. Tronox routinely uses the services of various industry trade consultants to closely monitor and report on global production of titanium minerals and zircon as well as reporting on the current global supply and demand status, plus projections of new projects to come on stream, both timing and capacity. Export and import data by country is monitored. As noted earlier, zircon, TiO2 feedstock and TiO2 product pricing are internationally traded, specialized commodities. Generally speaking, the prices of our products are substantially in line with the prices for each of these products published quarterly by TZ Minerals International Pty Ltd (TZMI) and other independent consulting companies who track the mineral sands, titanium dioxide and coatings industries. The ilmenite product is of chloride grade and has a micro-porosity/reactivity that makes it ideally suited to the Becher Synthetic Rutile process or direct chlorination. Natural Rutile has been marketed in the past with a TiO2 content of 95+% but is currently blended with leucoxenes and consumed internally by Tronox. The bulk of Cooljarloo zircon is classified as Premium Grade. A couple of slightly higher contaminant grade products called HTZ and ZCM are also produced and generally sell for a price in proportion to the zircon content. Over the past decade Tronox zircon has consistently sold in line with market pricing. 17 Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups The aim in rehabilitation is to replicate the nature of the original soil profiles within mined out areas. Cooljarloo sand tailings material comprises benign quartz sands with minor clays and heavy minerals and settle to a final dry bulk density of 1.5 t/m3. Tailings and clays are, in the main, handled and stored separately. Clays are commonly pumped at a solids content of 25%, drying to approximately 95% solids (dry bulk density = 1.5 t/m3). Water used in the processing of the mineralized sands is basically fresh with very low salinity levels. Clays liberated from the ore are managed, in the majority, by solar drying. This approach requires dedicated clay drying cells which are usually constructed within previous mine voids or atop backfilled voids. Solar drying cells are constructed using embankments not exceeding a height of 5 metres. Following final drying and consolidation, additional sands and/or overburden are placed to bring the area to the final designed contour and ensure the appropriate subsoil materials are in place for rehabilitation pursuant to the mine closure plan. Environmental approvals are in place subject to implementing rehabilitation and monitoring programmes based on pre-mining research, establishing long term monitoring studies, prevention of dieback, monitoring of ground and surface water conditions and dust control measures at the MSP, annual reporting and that any proposal to extend mining would require the approval of the Environmental Protection Authority Surface water drains in a westward fashion from the scarp, flowing via a number of creek lines. All watercourses in the area are seasonal, and usually terminate in swamps, or dissipate within the local alluvial soil profile. All current and future above ground Cooljarloo Tailings Storage Facilities (TSF) are rated as Low Hazard, Category 3 in accordance with the DMIRS Guidelines on the Safe Design and Operating Standards for Tailings Storages. Prior to accessing overburden or ore, 100 mm of material is collected in a ‘first cut’ which is broadly considered to be topsoil and is stockpiled accordingly. The ‘second cut’ is 200 mm onwards to the overburden, this represents the subsoil which, when appropriate is collected and stockpiled separately to the first cut topsoil for later use in rehabilitation. Cooljarloo is also an approved mineral residue facility (MRF) and receives waste products generated at the Chandala MSP and synthetic rutile plants as well as by the Kwinana pigments plant. Under the DWER administered Licence L5319/1988/12. The nature of the materials disposed of must be solid i.e. ‘spadeable’. Mining and processing operations at Cooljarloo were established in accordance with the Mineral Sands (Cooljarloo) Mining and Processing Agreement Act 1988. An act of the parliament of Western Australia. Annual reporting of compliance with these conditions is undertaken. A further assessment in relation to the Cooljarloo operations - the Cooljarloo West Titanium Minerals Project - is currently underway. Tronox holds two Native Title Agreements under the Commonwealth’s Native Title Act 1993. Both agreements are with the Yued Native Title Claimant group and relate to the Falcon extension area (reached in 2006) and Cooljarloo West (reached in 2015). These agreements include commitments for the protection of heritage, provision of training/education, business opportunities, and the formation of a facilitation committee and the development of a cultural awareness programme for Tronox staff. Costs are modest and immaterial to the business.

COOLJARLOO TECHNICAL REPORT SUMMARY 18 Mine Closure Cooljarloo future mine path is predominantly situated on Unallocated Crown Land (UCL) comprising native vegetation occasionally used for bee keeping or flower and seed picking. Tronox has determined, in consultation with key stakeholders that the UCL within the Mining Lease will be rehabilitated back to a state that is broadly representative of native vegetation communities. The 1040 Ha Mullering Farm is owned by Tronox and will rehabilitate this freehold land to mixed agriculture land-use after mining. The closure provision is established on the basis of estimates, which include the closure and rehabilitation costs to be incurred after mining operations have ceased. The closure provision represents the present value of the future estimated mine closure cost which is reviewed by management each year. The latest cost estimate was completed in 2021. In 2020 the combination of the cessation of the Cooljarloo Act and the replacement with Mining Lease 70/1398. Tronox became required to lodge a sum of approximately US$280k to a State-wide Mining Rehabilitation fund, imposed by government. This is an annual fee based on an open area of the active mine at Cooljarloo and used to fund the rehabilitation of legacy mined out areas around the State of Western Australia and has nothing to do with Tronox rehabilitation performance, which is in good standing. The total of the mine closure provision is currently estimated to be US$34M in real terms. 18 Capital and Operating Cost As the operation commenced in 1989 the project capital is no longer a relevant factor in determining the economic viability of the property. However the economic analysis allows for ongoing minor stay in business capital and also a pre-feasibility estimate of a range of US$40 to US$70 million for the Cooljarloo West mine extension project. The operating costs are known and no longer subject to estimate. Costs used in the economic analysis come from Tronox internal cost accounting systems. 19 Economic Analysis For the financial modelling that supports the current Reserves, a range of mining block schedules are prepared by the senior mine development engineer. These schedules contain information on ore tonnes and grades, mineral assemblages, predicted product qualities, clay fines levels as well as other information that may impact on throughputs, recoveries and costs. Whilst the resource modelling is done on the basis of approximate potential revenues and costs likely to be incurred, the financial modelling is a more detailed second iteration. Historical performance validated forecasting models have been used to predict a range of physical performance parameters for future ore blocks to be mined over the remaining life that are used as input drivers to the financial modelling and economic validation. Grouped cost drivers, physical and revenue parameters used in the modelling. There are many mineral sands mines operating worldwide. Many as standalone mineral sales operations producing mineral products similar to those emanating from Cooljarloo. With so many operations selling titanium and zircon mineral products on the open market Tronox chooses to value its ore reserves on the basis of what it would have to pay to buy the mineral products, if it didn’t produce and use them itself. Mineral pricing data is readily available through a number of industry sources and from Tronox own marketing team. The current Cooljarloo orebody is expected to be depleted by 2033 at which time the dredge mining operation will progress to Cooljarloo West and spend a further 7 years mining that deposit. Key cost assumptions, macro and mineral price assumptions: To determine the economic viability and cash flows of the Cooljarloo project, the Company utilized management’s best estimates of the following key assumptions for the mining operations: 1) overburden removal cost, 2) plant variable cost, 3) concentrator fixed costs, 4) tailings fixed costs, and 5) maintenance, overhead and support services costs; and for the separation plant, the assumptions are as follows: 1) plant variable costs, 2) MSP fixed costs, 3) HMC haulage rates and 4) maintenance, overhead and support services. Other key assumptions were mineral royalties, distribution costs, mine and concentrator and MSP capital spending, tax rates, and exchange rates. Cash flows are positive for all years in the Life of Mine Plan out to 2040. The physical mining and processing parameters used in the life of mine plan and applicable to exploiting the reserves result in a mine life of 19 years and product yields from in ground mineral to saleable products as follows: • Ilmenite 83% • Rutile 94% • Leucoxene 66% • Zircon 80% Sensitivity analyses were conducted using variants such as commodity price, operating costs, capital costs, ore grade and exchange rates. As a result of these analyses, the project was determined to be economically viable in all scenarios. 20 Adjacent Properties Not applicable. 21 Other Relevant Data and Information • Glossary of Terms summarised in Table 6.

COOLJARLOO TECHNICAL REPORT SUMMARY 19 Table 6: Glossary of Terms Symbol Description AC Air Core drilling DMIRS Department of Mines, Industry Regulation and Safety DTM Digital Terrain Model DWER Department of Water and Environmental Regulation CPI Consumer Price Index a measure of inflation EBITDA Earnings Before Interest, Tax, Depreciation and Amortisation GPS Global Positioning System HMC Heavy Mineral Concentrate HM Heavy Minerals HT Roll A high voltage electric charging mineral separator JORC Code Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves LOMP Life of Mine Plan MA98 Tronox Method of determining mineral assemblage using XRF and algorithms Mbcm Millions of bank cubic metres ML Mining Lease MSP Mineral Separation Plant Mt Million tonnes MWh Mega Watt Hour, a unit of electricity consumption Neighbourhood Analysis Method of classifying multivariate data according to a given distance, provides optimal parameters for modelling. NYSE New York Stock Exchange DFS Definitive Feasibility study QA/QC Quality Assurance/Quality Control QEMSCAN Quantitative. Evaluation of Materials by Scanning. Electron Microscopy Clay Fines Industry term defined in Tronox as material passing a 63 µm sieve and generically meaning “clay and silt sus- pended in water”. Strandline Line of concentrated heavy minerals usually associated with historical shorelines THM Total Heavy Minerals VHM Valuable Heavy Minerals (total of Ilmenite+Rutile+Leucoxene+Zircon) XRF X-ray fluorescent Analysis Yield The recovered weight of material to a saleable product 22 Interpretation and Conclusions The declaration that the Cooljarloo operations have 361Mt of ore reserve at 1.8% HM grade and resources of 292Mt and 1.5% HM grade is well supported. The mineralization in the deposit varies relatively gently in lateral dimensions. The basement material is often mineralized as well, and the overburden sands also mineralized often only marginally below cut-off grade. Although the deposit is low grade by world standards, parameters like the drill hole spacing generally being much closer than variogram distances, the metre-by- metre downhole analysis, the attention paid to domain composites in which the analysis partially mimics the production process,

COOLJARLOO TECHNICAL REPORT SUMMARY 20 the accuracy of analytical checks and the reconciliation between plan grade forecasts and actual grade mined and processed all provide solid support for there being a low margin for error. The minerals in the deposit are relatively clean with limited existence of inclusions and composite grains. This all supports the high recoveries observed in processing. The product qualities are excellent with the high TiO2 ilmenite being suited for synthetic rutile production, the rutile and leucoxene suited to direct use in chloride pigment processes that Tronox predominantly operates and the zircon well regarded for use in ceramics. Cooljarloo has a good record for rehabilitation of past mining areas, groundwater management, control of dust and radiation management. Relationships with key stakeholders and government regulators are also in good standing. The LOMP runs through to 2040, with closure and rehabilitation plans and financial provisions being made. On a mineral only basis, financial modelling shows that future reserves are profitably mineable with the existing equipment and infrastructure. The Cooljarloo operations are a key part of the Tronox vertically integrated pigment production process. 23 Recommendations That geological work continues to better define the economic margins of the resources, looking for inclusion, at least in part, as reserves to further extend mine life. 24 References List of References summarised in Table 7. Table 7: List of References Title Cooljarloo Heavy Mineral Sands Project Definitive Feasibility Study 1988 Tronox Northern Operations 2021 Annual Resources and Reserves Report Cooljarloo Mineral Sands Mining Proposal – February 2020 Tronox Mineral Sands Mine Closure Plan – February 2020 South Mine Step Change Project DFS 2010 25 Reliance on information provided by the registrant The preparation of this Technical Summary Report relies on information provided by Tronox and its employees in the following areas, as they are reasonably outside the expertise of the qualified persons. • Marketing plans and pricing forecasts as key inputs to the economic modelling. • Environmental performance commitments and mine closure costing • Maintenance of licenses and other government approvals required to sustain the LOMP • Capital to progress the mining of the Cooljarloo West deposits At least one of the qualified persons has functional knowledge of current sales prices and has been involved in economic analysis, at a strategic level, of third-party projects. But there has been no direct engagement in the determination of macro forecast parameters. Similarly at least one of the qualified persons has had direct involvement with historical rehabilitation practices but there has been no direct involvement with the mine closure costing estimate nor the post land forming rehabilitation and regulatory commitments Whilst at least one of the qualified persons has been engaged with the plan to relocate to Cooljarloo West and engaged in estimating the financial worth of that mine life extension, it is assumed that funds will be available to enact the plan when the time comes. 26 Date and Signature Page This report titled “Cooljarloo Technical Report Summary” with an effective date of December 31, 2021 was prepared and signed by: /s/ Paul Stevenson Paul Stevenson, Manager Minerals Resource Development Dated at Muchea, Western Australia February 22, 2022